SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-9
                                (AMENDMENT NO. 1)

                                 (RULE 14D-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d) (4) OF THE SECURITIES EXCHANGE ACT OF 1934

            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
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                             Name of Subject Company

                 NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
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              (Translation of Subject Company's name into English)

                           VERIZON COMMUNICATIONS INC.
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                      (Name of Person(s) Filing Statement)

                           American Depositary Shares
                (each representing the right to receive 7 Class D
                   shares of common stock of Compania Anonima
                    Nacional Telefonos de Venezuela (CANTV),
                     par value Bs.36.90182224915 per share)
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                         (Title of Class of Securities)

                                    204421101
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                      (CUSIP Number of Class of Securities)

                                 Marianne Drost
                      Senior Vice President, Deputy General
                         Counsel and Corporate Secretary
                           Verizon Communications Inc.
                           1095 Avenue of the Americas
                            New York, New York 10036
                                 (212) 395-1783
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  (Name, address and telephone numbers of person authorized to receive notices
                                       and
            communications on behalf of the persons filing statement)

                                   Copies to:

            Steven Zipperstein                             Raymond Gietz
Senior Vice President & Deputy General Counsel       Weil Gotshal & Manges LLP
          Verizon Services Corp.                         767 Fifth Avenue
       1095 Avenue of the Americas                    New York, New York, 10153
        New York, New York 10036                          (212) 310-8702
             (212) 395-1295

[__] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Verizon Communications Inc. ("Verizon") with the SEC on October 10, 2001 (the "Schedule 14D-9"), in respect of the subject company, Compania Anonima Nacional Telefonos de Venezuela (CANTV) (the "Company"), related to (a) the tender offer by the AES Comunicaciones de Venezuela. C.A., a company organized under the laws of Venezuela ("Purchaser") , which is jointly owned by The AES Corporation ("AES") and AES's 87% owned subsidiary, Corporacion EDC, C.A. ("CEDC"), upon the terms and subject to the conditions set forth in the offer to purchase, dated September 25, 2001 (the "Offer to Purchase"), and the related letter of transmittal (which together constitute the "U.S. Offer"), pursuant to which Purchaser makes an offer to purchase for $24.00 per American Depository Shares of the Company (each an "ADS" and, collectively, the "ADSs"), net to each seller in cash, less any withholding taxes and without interest thereon, an aggregate of 28,566,944 ADSs and (b) the offer by Purchaser, AES and CEDC (the "Venezuelan Offer" and, together with the U.S. Offer, the "Offers") to purchase 199,968,608 shares of common stock of the Company, par value Bs. 36.90182224915 per share (the "Shares"), validly tendered and not properly withdrawn prior to the expiration of the Venezuelan Offer, each for $3.4285714 in cash payable in U.S. dollars or in Bolivares to tendering holders that elect to be paid in Bolivares. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 14D-9.

ITEM 8.    ADDITIONAL INFORMATION.

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end thereof:

         On October 16, 2001, Verizon issued a press release announcing, among other things, that Verizon endorses the approval by the Board of Directors of the Company of a share repurchase program for up to 15 percent of the Company's shares at $30 per ADS, a special shareholder dividend in the amount of approximately 520 bolivars per share, payable in two installments, equivalent to approximately US$4.89 per ADS at current exchange rates, representing an estimated aggregate dividend of approximately US$550 million, based on the number of shares expected to be outstanding following the consummation of the share repurchase program and also supports the board's directive that the Company's management evaluate the Company's dividend policy and recommend changes that would result in an increase in annual dividend payments. These actions by the Company's Board of Directors were announced by the issuance of a Company press release on October 15, 2001.

         Verizon's press release also discloses that GTE Venholdings B.V., an affiliate of Verizon that is the controlling shareholder of VenWorld Telecom, C.A. ("VenWorld"), has filed a petition with Venezuela's Comision Nacional de Valores ("CNV") to ensure that the voting interest in the Company held by VenWorld would not increase as a result of the proposed repurchase program. Such petition was made in response to an order issued by the CNV that would require VenWorld to participate in the Company's repurchase program to the extent necessary to avoid any increase in VenWorld's ownership in the Company that otherwise would result from the Company's actions. Verizon's investment in the Company is held principally through VenWorld. The petition to the CNV provides that shares equal to any increase in VenWorld's interest would be placed in a trust and for voting purposes would be treated in accordance with one of two alternatives. The first alternative would require that such shares be voted in the same manner as a majority of the shares present at such meeting. The second alternative would require that such shares abstain from voting at any meeting of the Company's shareholders. The CNV has not yet responded to the petition. A copy of the English translation of the petition filed as Exhibit (a) (2) to the
Schedule 14D-9 and is incorporated herein by reference.

         A copy of Verizon's press release is filed as Exhibit (a) (1) to the
Schedule 14D-9 and is incorporated herein by reference.

ITEM 9.    EXHIBITS

         Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

         Exhibit (a) (1) Press Release issued by Verizon, dated October 16,
2001.

         Exhibit (a) (2) English translation of the petition filed with the CNV on October 15, 2001.













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

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      VERIZON COMMUNICATIONS INC.

                                      By:    /s/ Charles R. Lee
                                             ----------------------------------
                                      Name:  Charles R. Lee
                                      Title: Chairman and Co-Chief Executive
                                             Officer
Dated:   October 16, 2001





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



EXHIBIT INDEX
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EXHIBIT NO.     DESCRIPTION
-----------     -----------

Exhibit (a) (1) Press Release issued by Verizon, dated October 16, 2001.

Exhibit (a) (2) English translation of VenWorld petition filed with the CNV on
                October 15, 2001.